# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Innovex International, Inc., CIK 0001042893
CUSIP: 457651107
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 19120 Kenswick Drive, Humble, Texas (TX), 77338
Date of event which requires filing of this statement: 03/03/2025
Amends the filing with accession number 0001193125-24-218932
Filed by CIK 0002026035
Persons authorized to receive notices and communications: Jason Turowsky, Amberjack Capital Partners, L.P., 4400 Post Oak Parkway, Suite 2760, Houston, Texas (TX), 77002, (281) 605-3900

## Reporting persons
- Amberjack Capital Fund II, L.P. (CIK 0001944811): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 21,773,618; shared voting power 0; sole dispositive power 21,773,618; shared dispositive power 0; aggregate amount beneficially owned 21,773,618 (31.4% of the class)
- Innovex Co-Invest Fund II, L.P. (CIK 0001958403): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 5,083,965; shared voting power 0; sole dispositive power 5,083,965; shared dispositive power 0; aggregate amount beneficially owned 5,083,965 (7.3% of the class)
- Innovex Co-Invest Fund, L.P. (CIK 0001777512): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 1,204,903; shared voting power 0; sole dispositive power 1,204,903; shared dispositive power 0; aggregate amount beneficially owned 1,204,903 (1.7% of the class)
- Intervale Capital Fund II, L.P. (CIK 0001538026): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 1,039,364; shared voting power 0; sole dispositive power 1,039,364; shared dispositive power 0; aggregate amount beneficially owned 1,039,364 (1.5% of the class)
- Intervale Capital Fund II-A, L.P. (CIK 0001549399): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 515; shared voting power 0; sole dispositive power 515; shared dispositive power 0; aggregate amount beneficially owned 515 (0% of the class)
- Intervale Capital Fund III, L.P. (CIK 0001600328): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 267,457; shared voting power 0; sole dispositive power 267,457; shared dispositive power 0; aggregate amount beneficially owned 267,457 (0.4% of the class)
- Amberjack Capital GP II, L.P. (CIK 0002026032): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 21,773,618; shared voting power 0; sole dispositive power 21,773,618; shared dispositive power 0; aggregate amount beneficially owned 21,773,618 (31.4% of the class)
- Innovex Co-Invest Fund II GP, L.P. (CIK 0002026028): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 5,083,965; shared voting power 0; sole dispositive power 5,083,965; shared dispositive power 0; aggregate amount beneficially owned 5,083,965 (7.3% of the class)
- Innovex Co-Invest Fund GP, L.P. (CIK 0002026025): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 1,204,903; shared voting power 0; sole dispositive power 1,204,903; shared dispositive power 0; aggregate amount beneficially owned 1,204,903 (1.7% of the class)
- Intervale Capital GP II, L.P. (CIK 0002026024): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 1,039,879; shared voting power 0; sole dispositive power 1,039,879; shared dispositive power 0; aggregate amount beneficially owned 1,039,879 (1.5% of the class)
- Intervale Capital GP III, L.P. (CIK 0002026021): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 267,457; shared voting power 0; sole dispositive power 267,457; shared dispositive power 0; aggregate amount beneficially owned 267,457 (0.4% of the class)
- Amberjack Capital Associates II, LLC (CIK 0002026029): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 21,773,618; shared voting power 0; sole dispositive power 21,773,618; shared dispositive power 0; aggregate amount beneficially owned 21,773,618 (31.4% of the class)
- Innovex Co-Invest Associates, LLC (CIK 0002026027): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 6,288,868; shared voting power 0; sole dispositive power 6,288,868; shared dispositive power 0; aggregate amount beneficially owned 6,288,868 (9.1% of the class)
- Intervale Capital Associates II, LLC (CIK 0002026023): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 1,039,879; shared voting power 0; sole dispositive power 1,039,879; shared dispositive power 0; aggregate amount beneficially owned 1,039,879 (1.5% of the class)
- Intervale Capital Associates III, LLC (CIK 0002026022): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 267,457; shared voting power 0; sole dispositive power 267,457; shared dispositive power 0; aggregate amount beneficially owned 267,457 (0.4% of the class)
- Amberjack Capital Partners, L.P. (CIK 0002026035): type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 29,369,822; shared voting power 0; sole dispositive power 29,369,822; shared dispositive power 0; aggregate amount beneficially owned 29,369,822 (42.4% of the class)
- Amberjack Management, LLC (CIK 0002026020): type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 29,369,822; shared voting power 0; sole dispositive power 29,369,822; shared dispositive power 0; aggregate amount beneficially owned 29,369,822 (42.4% of the class)
- Jason Turowsky (CIK 0002025157): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 29,369,822; shared voting power 0; sole dispositive power 29,369,822; shared dispositive power 0; aggregate amount beneficially owned 29,369,822 (42.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Innovex International, Inc.
Address of issuer's principal executive offices: 19120 Kenswick Drive, Humble, Texas (TX), 77338
Comment: This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the "SEC") on September 13, 2024 (the "Schedule 13D"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and restated as follows:

The persons filing this Schedule 13D (collectively, the "Reporting Persons") are:

i. Amberjack Capital Fund II, L.P., a Delaware limited partnership ("Amberjack Capital Fund II"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Innovex International, Inc. (the "Issuer") directly and beneficially owned by it;
ii. Innovex Co-Invest Fund II, L.P., a Delaware limited partnership ("Innovex Co-Invest Fund II"), with respect to the Common Stock directly and beneficially owned by it;
iii. Innovex Co-Invest Fund, L.P., a Delaware limited partnership ("Innovex Co-Invest Fund"), with respect to the Common Stock directly and beneficially owned by it;
iv. Intervale Capital Fund II, L.P., a Delaware limited partnership ("Intervale Capital Fund II"), with respect to the Common Stock directly and beneficially owned by it;
v. Intervale Capital Fund II-A, L.P., a Delaware limited partnership ("Intervale Capital Fund II-A"), with respect to the Common Stock directly and beneficially owned by it;
vi. Intervale Capital Fund III, L.P., a Delaware limited partnership ("Intervale Capital Fund III" and, together with Amberjack Capital Fund II, Innovex Co-Invest Fund II, Innoves Co-Invest Fund, Intervale Co-Invest Fund, Intervale Capital Fund II and Intervale Capital Fund II-A, each a "Fund" and collectively, the "Funds"), with respect to the Common Stock directly and beneficially owned by it;
vii. Amberjack Capital GP II, L.P. ("Amberjack Capital GP II"), as the general partner of Amberjack Capital Fund II;
viii. Innovex Co-Invest Fund II GP, L.P. ("Innovex Co-Invest Fund II GP"), as the general partner of Innovex Co-Invest Fund II;
ix. Innovex Co-Invest Fund GP, L.P. ("Innovex Co-Invest Fund GP"), as the general partner of Innovex Co-Invest Fund;
x. Intervale Capital GP II, L.P. ("Intervale Capital GP II"), as the general partner of Intervale Capital Fund II and Intervale Capital Fund II-A;
xi. Intervale Capital GP III, L.P. ("Intervale Capital GP III" and, together with Amberjack Capital GP II, Innovex Co-Invest Fund II GP, Innovex Co-Invest Fund GP and Intervale Capital GP II, each a "General
Partner" and collectively the "General Partners"), as the general partner of Intervale Capital Fund III;
xii. Amberjack Capital Associates II, LLC ("Amberjack Capital Associates II"), as the general partner of Amberjack Capital GP II;
xiii. Innovex Co-Invest Associates, LLC ("Innovex Co-Invest Associates"), as the general partner of Innovex Co-Invest Fund II GP and Innovex Co-Invest Fund GP;
xiv. Intervale Capital Associates II, LLC ("Intervale Capital Associates II"), as the general partner of Intervale Capital GP II;
xv. Intervale Capital Associates III, LLC ("Intervale Capital Associates III" and, together with Amberjack Capital Associates II, Innovex Co-Invest Associates and Intervale Capital Associates II, each a "Mid- Tier Entity" and collectively the "Mid-Tier Entities"), as the general partner of Intervale Capital GP III;
xvi. Amberjack Capital Partners, L.P. ("Amberjack Capital Partners"), as the Investment Advisor of Amberjack Capital Fund II, Innovex Co-Invest Fund II, Innovex Co-Invest Fund, Intervale Capital Fund II, Intervale Capital Fund II-A and Intervale Capital Fund III;
xvii. Amberjack Management, LLC ("Amberjack Management"), as the general partner of Amberjack Capital Partners; and
xviii.Jason Turowsky, as managing partner of Amberjack Management and a member of Amberjack Capital Associates II, Innovex Co-Invest Associates, Intervale Capital Associates II, and Intervale Capital Associates III.
Residence or business address: The business address or address of its principal office, as applicable, of the Reporting Persons is 4400 Post Oak Parkway, Suite 2760, Houston, Texas 77002.
Present principal occupation or employment: The Funds are primarily engaged in the business of investing. Amberjack Capital Partners acts as an investment adviser to the Funds and other clients. Amberjack Management is the general partner of Amberjack Capital Partners. Jason Turowsky is managing partner of Amberjack Management. The General Partners are in the business of acting as general partners of the respective Funds. Amberjack Capital GP II is the general partner of Amberjack Capital Fund II. Innovex Co-Invest Fund II GP is the general partner of Innovex Co-Invest Fund II. Innovex Co-Invest Fund GP is the general partner of Innovex Co-Invest Fund. Intervale Capital GP II is the general partner of Intervale Capital Fund II. Intervale Capital GP II is the general partner of Intervale Capital Fund II-A. Intervale Capital GP III is the general partner of Intervale Capital Fund III. The Mid-Tier Entities are in the business of acting as holding companies for the General Partners. Amberjack Capital Associates II is the general partner of Amberjack Capital GP II. Innovex Co-Invest Associates is the general partner of Innovex Co-Invest Fund II GP. Innovex Co-Invest Associates is the general partner of Innovex Co-Invest Fund GP. Intervale Capital Associates II is the general partner of Intervale Capital GP II. Intervale Capital Associates II is the general partner of Intervale Capital GP II. Intervale Capital Associates III is the general partner of Intervale Capital GP III.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
i. Amberjack Capital Fund II, L.P. - Delaware
ii. Innovex Co-Invest Fund II, L.P. - Delaware
iii. Innovex Co-Invest Fund, L.P. - Delaware
iv. Intervale Capital Fund II, L.P. - Delaware
v. Intervale Capital Fund II-A, L.P. - Delaware
vi. Intervale Capital Fund III, L.P. - Delaware
vii. Amberjack Capital GP II, L.P. - Delaware
viii. Innovex Co-Invest Fund II GP, L.P. - Delaware
ix. Innovex Co-Invest Fund GP, L.P. - Delaware
x. Intervale Capital GP II, L.P. - Delaware
xi. Intervale Capital GP III, L.P. - Delaware
xii. Amberjack Capital Associates II, LLC - Delaware
xiii. Innovex Co-Invest Associates, LLC - Delaware
xiv. Intervale Capital Associates II, LLC - Delaware
xv. Intervale Capital Associates III, LLC - Delaware
xvi. Amberjack Capital Partners - Delaware
xvii. Amberjack Management, LLC - Delaware
xviii.Jason Turowsky - United States

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On March 3, 2025, Will Donnell was appointed to the Board as an Amberjack Designee to replace W. Patrick Connelly.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 69,261,035 shares of Common Stock of the Issuer outstanding as of February 26, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on March 3, 2025.

i. Amberjack Capital Fund II

As of the date hereof, Amberjack Capital Fund II beneficially owns 21,773,618 shares of Common Stock.

Percentage: 31.4%

ii. Innovex Co-Invest Fund II

As of the date hereof, Innovex Co-Invest Fund II beneficially owns 5,083,965 shares of Common Stock.

Percentage: 7.3%

iii. Innovex Co-Invest Fund

As of the date hereof, Innovex Co-Invest Fund beneficially owns 1,204,903 shares of Common Stock.

Percentage: 1.7%

iv. Intervale Capital Fund II

As of the date hereof, Intervale Capital Fund II beneficially owns 1,039,364 shares of Common Stock.

Percentage: 1.5%

v. Intervale Capital Fund II-A

As of the date hereof, Intervale Capital Fund II-A beneficially owns 515 shares of Common Stock.

Percentage: Less than 0.1%

vi. Intervale Capital Fund III

As of the date hereof, Intervale Capital Fund III beneficially owns 267,457 shares of Common Stock.

Percentage: 0.4%

vii. Amberjack Capital GP II

Amberjack Capital GP II, as the general partner of Amberjack Capital Fund II, may be deemed the beneficial owner of the 21,773,618 shares of Common Stock owned by Amberjack Capital Fund II.

Percentage: 31.4%

viii. Innovex Co-Invest Fund II GP

Innovex Co-Invest Fund II GP, as the general partner of Innovex Co-Invest Fund II, may be deemed the beneficial owner of the 5,083,965 shares of Common Stock owned by Innovex Co-Invest Fund II.
Percentage: 7.3%

ix. Innovex Co-Invest Fund GP

Innovex Co-Invest Fund GP, as the general partner of Innovex Co-Invest Fund, may be deemed the beneficial owner of the 1,204,903 shares of Common Stock owned by Innovex Co-Invest Fund.

Percentage: 1.7%

x. Intervale Capital GP II

Intervale Capital GP II, as the general partner of Intervale Capital Fund II and Intervale Capital Fund II-A, may be deemed the beneficial owner of 1,039,879 shares of Common Stock, comprised of the (i) 1,039,364 shares of Common Stock owned by Intervale Capital Fund II and (ii) 515 shares of Common Stock owned by Intervale Capital Fund II-A.

Percentage: 1.5%

xi. Intervale Capital GP III

Intervale Capital GP III, as the general partner of Intervale Capital Fund III, may be deemed the beneficial owner of the 267,457 shares of Common Stock owned by Intervale Capital Fund III.

Percentage: 0.4%

xii. Amberjack Capital Associates II

Amberjack Capital Associates II, as the general partner of Amberjack Capital GP II, may be deemed the beneficial owner of the 21,773,618 shares of Common Stock owned by Amberjack Capital Fund II.

Percentage: 31.4%

xiii. Innovex Co-Invest Associates

Innovex Co-Invest Associates, as the general partner of Innovex Co-Invest Fund II GP and Innovex Co-Invest Fund GP, may be deemed the beneficial owner of 6,288,868 shares of Common Stock, comprised of the (i) 5,083,965 shares of Common Stock owned by Innovex Co-Invest Fund II and (ii) 1,204,903 shares of Common Stock owned by Innovex Co-Invest Fund.

Percentage: 9.1%

xiv. Intervale Capital Associates II

Intervale Capital Associates II, as the general partner of Intervale Capital GP II, may be deemed the beneficial owner of 1,039,879 shares of Common Stock, comprised of the (i) 1,039,364 shares of Common Stock owned by Intervale Capital Fund II and (ii) 515 shares of Common Stock owned by Intervale Capital Fund II-A.

Percentage: 1.5%

xv. Intervale Capital Associates III

Intervale Capital Associates III, as the general partner of Intervale Capital GP III, may be deemed the beneficial owner of the 267,457 shares of Common Stock owned by Intervale Capital Fund III.

Percentage: 0.4%

xvi. Amberjack Capital Partners

Amberjack Capital Partners, as the sole member of Amberjack Capital Associates II, Innovex Co-Invest Associates, Intervale Capital Associates II, and Intervale Capital Associates III, may be
deemed the beneficial owner of 29,369,822 shares of Common Stock, comprised of the (i) 21,773,618 shares of Common Stock owned by Amberjack Capital Fund II, (ii) 5,083,965 shares of
Common Stock owned by Innovex Co-Invest Fund II, (iii) 1,204,903 shares of Common Stock owned by Innovex Co-Invest Fund, (iv) 1,039,364 shares of Common Stock owned by Intervale Capital
Fund II, (v) 515 shares of Common Stock owned by Intervale Capital Fund II-A, and (vi) 267,457 shares of Common Stock owned by Intervale Capital Fund III.

Percentage: 42.4%

xvii. Amberjack Management

Amberjack Management, as the general partner of Amberjack Capital Partners, may be deemed the beneficial owner of
29,369,822 shares of Common Stock, comprised of the (i) 21,773,618 shares of Common Stock owned by Amberjack Capital Fund II, (ii) 5,083,965 shares of Common Stock owned by Innovex
Co-Invest Fund II, (iii) 1,204,903 shares of Common Stock owned by Innovex Co-Invest Fund, (iv) 1,039,364 shares of Common Stock owned by Intervale Capital Fund II, (v) 515 shares of Common
Stock owned by Intervale Capital Fund II-A, and (vi) 267,457 shares of Common Stock owned by Intervale Capital Fund III.

Percentage: 42.4%

xviii.Jason Turowsky

Jason Turowsky, as managing partner of Amberjack Management, may be deemed the beneficial owner of 29,369,822 shares of Common Stock, comprised of the (i) 21,773,618 shares of
Common Stock owned by Amberjack Capital Fund II, (ii) 5,083,965 shares of Common Stock owned by Innovex Co-Invest Fund II, (iii) 1,204,903 shares of Common Stock owned by Innovex
CoInvest Fund, (iv) 1,039,364 shares of Common Stock owned by Intervale Capital Fund II, (v) 515 shares of Common Stock owned by Intervale Capital Fund II-A, and (vi) 267,457 shares of
Common Stock owned by Intervale Capital Fund III.

Percentage: 42.4%
Number of shares as to which each person has sole or shared power to vote or dispose:
i. Amberjack Capital Fund II

1. Sole power to vote or direct vote: 21,773,618
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 21,773,618
4. Shared power to dispose or direct the disposition: 0

ii. Innovex Co-Invest Fund II

1. Sole power to vote or direct vote: 5,083,965
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,083,965
4. Shared power to dispose or direct the disposition: 0

iii. Innovex Co-Invest Fund

1. Sole power to vote or direct vote: 1,204,903
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,204,903
4. Shared power to dispose or direct the disposition: 0

iv. Intervale Capital Fund II

1. Sole power to vote or direct vote: 1,039,364
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,039,364
4. Shared power to dispose or direct the disposition: 0

v. Intervale Capital Fund II-A

1. Sole power to vote or direct vote: 515
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 515
4. Shared power to dispose or direct the disposition: 0

vi. Intervale Capital Fund III

1. Sole power to vote or direct vote: 267,457
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 267,457
4. Shared power to dispose or direct the disposition: 0

vii. Amberjack Capital GP II

1. Sole power to vote or direct vote: 21,773,618
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 21,773,618
4. Shared power to dispose or direct the disposition: 0

viii. Innovex Co-Invest Fund II GP

1. Sole power to vote or direct vote: 5,083,965
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,083,965
4. Shared power to dispose or direct the disposition: 0

ix. Innovex Co-Invest Fund GP

1. Sole power to vote or direct vote: 1,204,903
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,204,903
4. Shared power to dispose or direct the disposition: 0

x. Intervale Capital GP II

1. Sole power to vote or direct vote: 1,039,879
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,039,879
4. Shared power to dispose or direct the disposition: 0

xi. Intervale Capital GP III

1. Sole power to vote or direct vote: 267,457
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 267,457
4. Shared power to dispose or direct the disposition: 0

xii. Amberjack Capital Associates II

1. Sole power to vote or direct vote: 21,773,618
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 21,773,618
4. Shared power to dispose or direct the disposition: 0

xiii. Innovex Co-Invest Associates

1. Sole power to vote or direct vote: 6,288,868
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,288,868
4. Shared power to dispose or direct the disposition: 0

xiv. Intervale Capital Associates II

1. Sole power to vote or direct vote: 1,039,879
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,039,879
4. Shared power to dispose or direct the disposition: 0

xv. Intervale Capital Associates III

1. Sole power to vote or direct vote: 267,457
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 267,457
4. Shared power to dispose or direct the disposition: 0

xvi. Amberjack Capital Partners

1. Sole power to vote or direct vote: 29,369,822
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 29,369,822
4. Shared power to dispose or direct the disposition: 0

xvii. Amberjack Management

1. Sole power to vote or direct vote: 29,369,822
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 29,369,822
4. Shared power to dispose or direct the disposition: 0

xviii. Jason Turowsky

1. Sole power to vote or direct vote: 29,369,822
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 29,369,822
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days: The information in Item 4 is incorporated herein by reference. Except as disclosed in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by the Reporting Persons on behalf of the Funds in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Joint Filing Agreement dated March 5, 2025.

## Signatures
- Amberjack Capital Fund II, L.P.: /s/ Jason Turowsky, Jason Turowsky / Partner of Amberjack Management, LLC, its general partner (03/05/2025)
- Innovex Co-Invest Fund II, L.P.: /s/ Jason Turowsky, Jason Turowsky / Partner of Innovex Co-Invest Associates, LLC, its general partner (03/05/2025)
- Innovex Co-Invest Fund, L.P.: /s/ Jason Turowsky, Jason Turowsky / Partner of Innovex Co-Invest Associates, LLC, the general partner of Innovex Co-Invest Fund GP, L.P., its general partner (03/05/2025)
- Intervale Capital Fund II, L.P.: /s/ Jason Turowsky, Jason Turowsky / Partner of Intervale Capital Associates II, LLC, the general partner of Intervale Capital GP II, L.P., its general partner (03/05/2025)
- Intervale Capital Fund II-A, L.P.: /s/ Jason Turowsky, Jason Turowsky / Partner of Intervale Capital Associates II, LLC, the general partner of Intervale Capital GP II, L.P., its general partner (03/05/2025)
- Intervale Capital Fund III, L.P.: /s/ Jason Turowsky, Jason Turowsky / Partner of Intervale Capital Associates III, LLC, the general partner of Intervale Capital GP III, L.P., its general partner (03/05/2025)
- Amberjack Capital GP II, L.P.: /s/ Jason Turowsky, Jason Turowsky / Partner of Amberjack Capital Associates II, LLC, its general partner (03/05/2025)
- Innovex Co-Invest Fund II GP, L.P.: /s/ Jason Turowsky, Jason Turowsky / Partner of Innovex Co-Invest Associates, LLC, its general partner (03/05/2025)
- Innovex Co-Invest Fund GP, L.P.: /s/ Jason Turowsky, Jason Turowsky / Partner of Innovex Co-Invest Associates, LLC, its general partner (03/05/2025)
- Intervale Capital GP II, L.P.: /s/ Jason Turowsky, Jason Turowsky / Partner of Intervale Capital Associates II, LLC, its general partner (03/05/2025)
- Intervale Capital GP III, L.P.: /s/ Jason Turowsky, Jason Turowsky / Partner of Intervale Capital Associates III, LLC, its general partner (03/05/2025)
- Amberjack Capital Associates II, LLC: /s/ Jason Turowsky, Jason Turowsky / Partner (03/05/2025)
- Innovex Co-Invest Associates, LLC: /s/ Jason Turowsky, Jason Turowsky / Partner (03/05/2025)
- Intervale Capital Associates II, LLC: /s/ Jason Turowsky, Jason Turowsky / Partner (03/05/2025)
- Intervale Capital Associates III, LLC: /s/ Jason Turowsky, Jason Turowsky / Partner (03/05/2025)
- Amberjack Capital Partners, L.P.: /s/ Jason Turowsky, Jason Turowsky / Partner of Amberjack Management, LLC, its general partner (03/05/2025)
- Amberjack Management, LLC: /s/ Jason Turowsky, Jason Turowsky / Partner (03/05/2025)
- Jason Turowsky: /s/ Jason Turowsky, Jason Turowsky / Self (03/05/2025)